

December 3, 2014

Via E-mail
Susan M. Crawford
Executive Vice President, Chief Financial Officer and Treasurer
DJO Finance LLC
1430 Decision Street
Vista, CA 92081

> **Re: DJO Finance LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 333-142188**

Dear Ms. Crawford:

We have reviewed your response letter dated November 20, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Consolidated Statement of Operations, page 64

1.   We note your response to prior comment 1. However, we note that your presentation of an amount for gross profit that excludes amortization of intangible assets related to your cost of sales may be confusing to investors. In addition, the amount appears to be a non-GAAP measure, which Item 10(e)(1)(ii)(c) of Regulation S-K indicates should not be presented on the face, or in the accompanying notes, of financial statements prepared in accordance with GAAP. Please revise future filings to either remove the presentation of that amount or to include a gross profit amount that properly includes all costs of sales. Please also refer to SAB Topic 11.B.

Note 7. Long-Lived Assets

Goodwill, page 77

2.   We note your response to prior comment 4. To ensure that investors are provided with information that allows for an assessment of the probability of a future material impairment charge, please consider providing the following disclosures in your critical accounting policy disclosures in future filings for each reporting unit with a material amount of goodwill that is at risk of failing step one of the impairment test:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan

Martin James
Senior Assistant Chief Accountant